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                          February 22, 2022

       Michael S. Rosol, Ph.D.
       Chief Medical Officer
       Navidea Biopharmaceuticals, Inc.
       4995 Bradenton Avenue, Suite 240
       Dublin, Ohio 43017

                                                        Re: Navidea
Biopharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 14,
2022
                                                            File No. 333-262691

       Dear Dr. Rosol:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William M. Mower, Esq.